Exhibit 99.1

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: February 28, 2014

To: All Canadian Securities Regulatory Authorities

Subject: MAGNA INTERNATIONAL INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 25, 2014
Record Date for Voting (if applicable) :	March 25, 2014
Beneficial Ownership Determination Date :	March 25, 2014
Meeting Date :	May 08, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	559222401	CA5592224011

Sincerely,

Computershare
Agent for MAGNA INTERNATIONAL INC.